Exhibit 2.1
Term Sheet for CEC Deal
In 2006, Sun New Media Inc. (“SNMI”) through its subsidiary China Focus Channel Development Co. Ltd (“Focus”) signed a strategic cooperative and sales purchase agreement with China Electronic Appliances Corporation (“CEAC”), a subsidiary of the China Electronics Corporation (“CEC”), and two individuals, Mr. Yong Li and Mr. Mianchun Wang, management designees from CEAC. The terms of the Strategic Cooperative and Sale Purchase Agreement are outlined below.
BASIC TERMS
•	Sun New Media and its subsidiary China Focus Channel Development Co., Ltd (“the buyers”) shall enter into an agreement with CEAC and Mr. Yong Li and Mr. Mianchun Wang, management designees from Beijing Trans Global Logistics (“the sellers”), to purchase 80% of Beijing Trans Global Logistics Inc. and its subsidiary Beijing CEAC Trans Global Logistics Co., Ltd (“the target company”). Sun New Media will purchase a 49% stake in Beijing Trans Global Logistics and its subsidiary from Messrs. Wang and Li and a 31% stake from CEAC. As a result Beijing Trans Global Logistics Co., ltd will be 80% owned by SNMI and 20% owned by Messrs Wang and Ltd and SNMI will effectively own 64% of the shares in Beijing CEAC Trans Global Logistics.

•	The consideration for the acquisition is 15,710,000 RMB to be satisfied by SNMI with 9 Million RMB in cash and 6.71 Million RMB in new SNMI shares (139,792) at US $6 per share.

•	As part of the transaction, the sellers have provided a revenue and profit guarantee to Sun New Media (see below). Assuming Beijing Trans Global Logistics and its subsidiary meet this guarantee in each of the three years following the signing of the agreement, the sellers will receive 139,792 bonus shares per year, issued at US$6 per share. CEAC has agreed to distribute the bonus shares between itself and the management designees, Messrs. Wang and Li.

•	The total potential share issue, assuming management meets all performance targets, is 559,168 Sun New Media shares, or US$3,355,008 at US$6 per share.

•	The agreement is subject to the approval of the State Asset Commission of the People’s Republic of China.

REVENUE/PROFIT GUARANTEES
•	In the first year following the acquisition, Beijing CEAC Trans Global Logistics must achieve revenue of at least 400 Million RMB with a guaranteed after-tax profit (otherwise it forfeits its right to the bonus shares). The first year period is from April 2006 to March 31, 2007.
•	In the second year following the acquisition, Beijing CEAC Trans Global Logistics must achieve revenue of at least 450 Million RMB with a guaranteed after-tax profit (otherwise it forfeits its right to the bonus shares). This second year period is from April 2007 to March 31, 2008.
•	In the third year following the acquisition, Beijing CEAC Trans Global Logistics must achieve revenue of at least 500 Million RMB with a guaranteed after-tax profit (otherwise it forfeits its right to the bonus shares). This third year period is from April 2008 to March 31, 2009.
•	The estimated net profit on all of the business contained under the revenue guarantee is approximately 2%.
•	Any new business or revenue streams initiated by Sun New Media in its involvement in the company post-acquisition will not count towards the sellers meeting their obligations under this revenue/profit guarantee. The revenue guarantee must be met through the transference of the seller’s legacy business into Beijing CEAC Trans Global (see below).
ADDITIONAL CONDITIONS
As part of the Strategic Cooperative and Sale Purchase Agreement, CEAC offers the following guarantees to Beijing CEAC Trans Global Logistics (“the company”):
(a)	CEAC will transfer a pre-determined portion of its current business operations to Beijing CEAC Trans Global Logistics. The value of these transferred operations shall be no less than 400 Million RMB in the first year following the completion of the agreement, 450 Million RMB in the second year, and 500 Million RMB in the third year.
(b)	CEAC also guarantees to provide sufficient working capital to the company during the three year revenue/profit guarantee period so as to meet its performance obligations under the agreement. This working capital requirement refers to any working capital that is necessary above and beyond the US$ 4 million commitment from SNMI (see below).
(c)	CEAC will transfer a number of its customers to the company in order to help it meet the revenue guarantees and expand its business into new areas under Sun New Media’s guidance. These customers will include (but are not limited to) IBM, Motorola, Cisco, and others.
(d)	CEAC will sign an exclusive agreement to support the company in the development a digital marketing platform

(e)	CEAC will sign an exclusive agreement with the company to provide it with information web services such as an e-publishing product catalog.
(f)	CEAC will sign an exclusive agreement for the electronic version of its magazine China Electronics Market Intelligence that will be distributed to thousands of businesses within the vertical.
(g)	CEAC will help arrange a partnership between China’s Electronics Enterprise Association and the company in order to obtain the database of China’s network of electronics enterprises, helping the company gain direct marketing access to thousands of businesses in the vertical
(h)	CEAC will sign an agreement with the company to ensure that it has exclusive rights to work with CEAC to create an electronic transactions market.
SNMI offers the following guarantees to the Beijing CEAC Trans Global Logistics (“the company”):
(a)	SNMI will provide the company with working capital for its new business operations. In addition, SNMI will offer a letter of credit for up to 4 million USD per revenue/profit guarantee period. The remainder of the working capital must be provided by CEAC to the company during each said period.
(b)	SNMI guarantees that it will make best efforts to help the company make a movement into the capital market, either through an IPO or other means of enhancing shareholder value, within 36 months.
Key Benefits of the Transaction to SNMI:
1.	Leverage the power of the absolute market leader in the electronics parts industry to assume a leading position in the electronics parts distribution and media space from day one, with guaranteed revenue of 400 million RMB.

2.	Secure a minimum of 1.35 billion RMB in revenue over a three year period

3.	Build first mover advantage and barriers to entry in the creation of a high-margin, scalable electronic marketplace for the electronics parts industry.
ABOUT THE COMPANIES
About China Electronics Corporation (“CEC”):
•	Established in 1989 after being approved by China’s National Council

•	Classified as a special “large scale corporation” with operations all across China
•	One of the State’s key enterprises, managed by the central government
•	Has 26 subsidiaries and investment stakes in 30 domestic companies; also controls 6 foreign companies, and has majority stakes in 4 public companies
•	Has a registered capital of 6.15 Billion RMB, assets of 3.5 Billion RMB and 34,000 employees.
•	Annual revenue of approximately 80 Billion RMB
•	Focuses on the development and production of electric circuits, software, communication networks, digital home electronics and information technology products
•	Is the national leader in technology and design of integrated circuits, software, and consumer mobile products
About the China Electronic Appliance Corporation (“CEAC”)
•	Established in 1964 and is now a subsidiary of CEC
•	Is one of China’s top three logistics companies, with 13 domestic subsidiaries, holdings in 15 companies, and a solid nationwide service network
•	Operates primarily in areas of electronic parts distribution, communication services, import and export, and exhibition services; the company’s business model includes consulting services, and the operation of magazines and auctions.
About the Subsidiary — Beijing CEAC China Trans Gobal Logistics Co., Ltd
•	A joint venture between CEAC and Beijing China Trans Logistics Co., Ltd; established in March, 2002
•	The principal distribution and logistics company for CEAC.
•	Based in Beijing with a core business of logistical services
About China’s Electronic Parts Industry:
•	In 2005, the industry maintained rapid growth. Statistics show the total revenue of all companies producing electronic parts in China reached

4,68.462 Billion RMB, with a year-on-year increase of 22.8%. These companies (3770 surveyed in total) achieved after-tax profits of 25.347 Billion RMB and a year-on-year growth rate of 19.81%.
•	Enterprises off the mainland (HK, Macau, Taiwan) accounted for 66% of this total revenue, 309.32 Billion RMB. Private enterprises, meanwhile, continued to post large gains in total revenue and paid taxes, 28.44% and 19.14% respectively.
•	In 2005, China’s export of electronic parts continued to increase rapidly. There were three major breakthroughs: (1) Import/export revenue broke US $50 Billion for the first time, reaching US $56.623 Billion, a 20.69% increase from the year before; (2) National exports broke US $20 Billion for the first time at US $23.308 Billion, with year-on-year growth of 22.85%. (3) China’s trade deficit for electronic parts decreased significantly, down 37.17 percentage points from the same period of the previous year.
•	It is predicted that in 2006 China’s total imports and exports for electronic parts will grow by 20%.